WISeKey Releases 2024 Audited Financial Results and Outlines its 2025 Vision for Post Quantum Technology Convergence

Schedules Conference Call and Webcast for Tuesday, April 22 at 10:00 am ET (4:00 pm CET)

Geneva, Switzerland – April 17, 2025 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules - WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) ("WISeKey" or "the Company"), a global leader in cybersecurity, digital identity, and IoT technologies, today announced its audited financial results for the year ended December 31, 2024, and shared its strategic vision for 2025, a year expected to be defined by the convergence of foundational technologies and the emergence of Sovereign AI.

Carlos Moreira, Founder and CEO of WISeKey, commented: “2024 has been a pivotal year for WISeKey. We ended the year with a very strong balance sheet, strategic technological milestones, and a clear roadmap to take advantage of new opportunities ahead. From launching 17 secure satellites in partnership with SpaceX and further advancing negotiations on our semiconductor personalization center strategy, to scaling our blockchain platforms and developing post-quantum chips, we have created a solid foundation across every layer of digital trust infrastructure.

We started 2025 on a very strong note and have now entered what I define as the ‘Year of WISeKey Convergence.’ This is more than a strategy, it is a paradigm shift. We are bringing together four foundational pillars: semiconductors, satellites, blockchain, and digital identity, into unified and interoperable ecosystems. This convergence allows us to offer end-to-end solutions where each component reinforces the other, enabling exponential innovation and resilience.

For instance, our post-quantum secure chips, developed by our semiconductor subsidiary SEALSQ Corp (Nasdaq: LAES), are now being embedded into WISeSat satellites to create a secure foundation for a decentralized IoT infrastructure. Blockchain and identity platforms like SEALCOIN and WISeID are being deployed to power autonomous, tamper-proof transactions between machines, satellites, and users. Combining this with our partnership with the Hedera distributed ledger, brings transparency and immutability to these transactions. Additionally, our work with the Swiss Army is proceeding with the testing of a secure smartphone and secure communications with our WISeSat Satellites.

This convergence approach positions WISeKey at the intersection of some of the most critical transformations of our time, such as quantum-resilient security, space-based connectivity, and the decentralized economy. We are not just adapting to the digital future, we are building it. For WISeKey, 2025 is expected to be a year of execution and scale, where our integrated business units aim to deliver tangible impact.”

FY 2024 Highlights

-	$90.6 million cash balance (as of December 31, 2024) alongside a much cleaner balance sheet.
-	$11.9 million FY 2024 revenue, down from $30.1 million in FY 2023, reflects an expected decrease as a result of a transitional year with semiconductors customers gradually shifting to our next-generation quantum-resistant solutions and delayed building inventory until the release alongside the impact of the excess inventory accumulation by customers in 2023.
-	$7.0 million investments in R&D for the development of new projects and technologies, including SEALSQ’s post-quantum chip, SEALCOIN, and our WISeSat next generation satellites.
-	First engineering samples of our new quantum resistant secure microcontroller delivered in Q4 2024, in line with our semiconductors’ R&D plan initiated in 2022. We are on target to make our QVault-TPM, the next generation of secure microcontrollers built by SEALSQ on our new Secure RISC-V CPU, available on the market in Q4 2025.
-	Signed a landmark agreement with the Swiss Army to co-develop advanced cybersecurity and space-based capabilities. The first new generation WISeSat satellite under this initiative was launched in January 2025.

-	$115 million pipeline of secured and pending business opportunities over the period from 2026 to 2028 as of April 15, 2025.

LOOKING AHEAD TO 2025

Strong Financial Foundation to Support Strategic Growth

WISeKey’s 2024 year-end solid cash position in excess of $90 million (predominantly secured via the over $80 million capital raised during 2024 by SEALSQ), alongside the availability of any additional financing should it be required, and its much cleaner balance sheet, place the Company in a very strong position to invest in high-growth areas such as post-quantum cybersecurity, next-generation semiconductors, satellite infrastructure, and blockchain-based ecosystems.

Despite certain sector-wide headwinds, the Company’s overall outlook remains robust with a pipeline of secured and pending business opportunities exceeding $115 million for the period from 2026 to 2028, supported by growing public sector and defense partnerships.

WISeKey anticipates strong growth in 2025, propelled by SEALSQ’s quantum-resistant technology developments and expanding IoT security demand. This growth is expected to be driven by the integration of chip revenue from new sources, an expansion in chip personalization services, additional revenue generated by WISeSat, and the consolidated revenue from our planned investments.

In our semiconductors vertical, SEALSQ has been the main revenue contributor in 2024 and in prior years. We anticipate that our new Quantum-Resistant chips will be available on the market in Q4 2025. WISeKey foresees generating substantial returns from the full-scale commercial deployment of this quantum resistant chip starting in 2026.

WISeKey has therefore taken several initiatives to develop new revenue streams and strengthen net results.

These initiatives include:

•	Quantix Edges: Semiconductor Personalization & Design Center in Spain

WISeKey and SEALSQ jointly, together with OdinS and TProtege, two Spanish companies with extensive experience in R&D&I (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, plan to establish in the Region of Murcia a “Center of Excellence in Cybersecurity and Microchips” under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain. The project called Quantix Edges is in the final stages of the approval process by SETT, the Spanish government’s entity responsible for funding under the PERTE budgets.

•	Consolidated revenue from acquisition opportunities

The potential IC’ALPS acquisition, if completed, would bolster SEALSQ’s Application-Specific Integrated Circuit (ASIC) development, and further strengthen WISeKey’s portfolio of products.

•	WISeSat’s new generation satellites

Six more launches are planned during 2025 and 2026, with the next one currently scheduled for June 2025.

•	SEALCOIN’s TIoT commercial launch

Following on from the successful Proof of Concept carried out in Q1 2025, SEALCOIN is working to identify partners to perform other PoCs and further demonstrate its readiness for industrialization of its TIoT solution.

•	Quantum as a Service

In 2025, WISeKey advanced its commitment to quantum computing by investing in ColibriTD, a pioneering quantum technology company, aiming to integrate ColibriTD's Quantum-as-a-Service (QaaS) platform into its Quantum Roadmap.

•	Scaled Up Global Footprint

WISeKey continues to strategically expand its global presence, secure key partnerships with renowned distributors and sales representatives in crucial markets. These alliances have strengthened WISeKey’s market position while fueling growth by leveraging each partner's expertise and established networks.

KEY DEVELOPMENTS BY SUBSIDIARY

SEALSQ: Leadership in IoT and Post-Quantum Cryptography Era

SEALSQ advanced the Company’s mission to secure the connected world by focusing on post-quantum cryptography (PQC) and IoT security. Through its QUASAR platform, SEALSQ developed quantum-resistant technologies to protect data against future quantum threats, aligning with global standards like those from NIST. SEALSQ’s future strategy is built around four key priorities:

1. Commercial Launch of Post-Quantum Chips

•	Commercial launch of two new post-quantum semiconductors, targeting IoT, PC, Tablets, and various industrial applications including medical, military and automotive sectors.
•	Expansion of chip fabrication partnerships to increase output for enterprise and government security solutions.
•	SEALSQ has set an ambitious five-year target to capture 20% of the Trusted Platform Module (TPM) market, a goal supported by strong market engagement. By the end of 2024, SEALSQ had secured over 60 qualified leads and one Design-IN for its TPM products, which are slated for commercial launch in 2025.
•	Developing Quantum resistant ASIC (custom design secure chips) for specific large client needs.

2. Executing Targeted Acquisitions, Investments and Joint Ventures

•	Advanced and exclusive negotiations to acquire 100% of IC’ALPS; expected to be finalized in 2025.
•	As part of its global expansion strategy, SEALSQ is in final stage negotiations with Spanish authorities to establish an Outsourced Semiconductor Personalization and Test Center (OSPTC) in Spain. SEALSQ is exploring the development of similar OSPTCs in India, the United States, and the Middle East and Africa (MEA).
•	Planned continuing investment in startups engaged in quantum computing and AI initiatives as part of the SEALQUANTUM Initiative.

3. R&D and Strategic Investments in Post-Quantum Security

•	SEALSQ is investing in the final development, qualification, certification (Common Criteria EAL5+ and FIPS 140-3 Level 3) process and the Industrialization (Wafer Test, Final Test, Packaging, Key Injection) of its Quantum-Resistant TPM 2.0 chip with a commercial launch target date set for Q4 2025. We are in discussions with over 60 interested potential customers, including major electronics manufacturers.
•	Scaling the first TPM PQC chip in broader ASIC offer for addressing the Medical, Defense, and IoT market segments.
•	First deployment of SEALSQ’s Quantum Resistant IoT chips on the WISeSat picosatellite constellation, enhancing secure connectivity in remote regions.

4. Expanding Trust Services

•	Scaling managed PKI solutions for Matter IoT and enterprise security.
•	Expanding SSL/TLS and GSMA certificate offerings to reinforce global digital trust ecosystems.
•	Pushing adoption of INeS PKI Post quantum Cryptography latest features.

WISeSat: Expanding Secure Space Capabilities

WISeKey advanced its WISeSat.Space project, deploying low-earth-orbit picosatellites to provide secure IoT connectivity for remote applications. The Company continued to invest in this innovative satellite network, aiming to enhance global coverage for IoT ecosystems. With further deployments planned for 2025, WISeSat.Space is poised to address growing market demand for secure, satellite-based communication solutions, supporting critical infrastructure and underserved regions.

Strategic Partnership with Swiss Armed Forces in the Space Sector

In 2024, the WISeSat.Space division not only reinforced its strategic partnership with the Swiss Armed Forces in the space sector through the initiation of new projects, but it also formalized agreements with RUAG, the strategic integrator for the Swiss Armed Forces, for a national defence project focused on device-to-device communications.

European Low Earth Orbit Satellite Constellation

To date, WISeSat.Space has launched 17 mini-satellites with Space X into orbit through a strategic investment and partnership with FOSSA Systems, aimed at expanding its portfolio of space technology assets. Over the next 36 months, WISeSat.Space plans to deploy 88 next-generation satellites, following the January 2025 launch from California, which should significantly enhance global IoT connectivity and environmental monitoring capabilities, supporting applications such as climate change analysis, disaster response, and precision agriculture.

Pioneering Blockchain and Cryptocurrency Transactions from Space

In 2024, we took steps to launch a groundbreaking mission that harnesses WISeKey’s advanced security solutions in conjunction with the Hedera network to pioneer the exchange of SEALCOIN from space. Successfully tested in Q1 2025, this initiative marked the first-ever demonstration of secure digital cryptocurrency transactions conducted from orbit and established a proof-of-concept redefining boundaries of blockchain integration, a new era of space-based digital economies. Through this innovative endeavour, we reaffirmed our commitment to leading the development of digital currencies in an expanding technological landscape.

Blockchain Ecosystem: SEALCOIN and WISe.ART

SEALCOIN, WISeKey’s transactional IoT platform, made significant progress toward deploying decentralized digital identity solutions, leveraging blockchain to enable secure Web 3.0 transactions using our WISelD platform to incorporate Distributed Identity capabilities. With a development timeline set for key milestones in 2025, SEALCOIN aims to deliver scalable solutions for secure, trust-based interactions across digital networks, enhancing user control over identity and data.

WISe.ART advanced its blockchain-based ecosystem for digital art and NFTs, integrating Web 3.0 technologies to ensure secure authentication and tokenization, capitalizing on the digital collectibles market. The WISe.ART platform has been developed to serve galleries, museums, and collectors, backed by WISeKey’s root-of-trust and blockchain compatible certificates of authenticity.

WISeID: Empowering Private Digital Identity

WISeID, WISeKey’s flagship digital identity platform, introduced biometric authentication, self-sovereign identity (SSI), and post-quantum cryptographic protocols, making it one of the world’s most secure digital identity systems.

Complementing this, during 2024 WISeKey announced the ongoing development and planned launch of the SEALPhone, an ultra-secure smartphone designed with a privacy-by-design architecture. Currently in testing mode with several strategic clients, SEALPhone integrates WISeID and SEALCOIN, enabling secure communication, identity protection, and digital asset storage on a single hardware platform.

FILING OF 2024 ANNUAL REPORT ON FORM 20-F

WISeKey filed its Condensed Consolidated Financial Statements in the Form 20-F for the full year period ended December 31, 2024, with the U.S. Securities and Exchange Commission on April 17, 2025. The Form 20-F can be accessed by visiting the Company’s website at www.wisekey.com.

In addition, the Company's stockholders may receive a hard copy of the Form 20-F, which includes complete audited financial statements, free of charge by contacting its Investor Relations Representative at lcati@equityny.com or +1 212 836-9611.

Conference Call

The Company will host a conference call to review its results on Tuesday, April 22, 2025, at 10:00 am ET (4:00 pm CET). To join, please use the following dial-in numbers:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

The webcast of the call can be accessed through the Investor Relations section of WISeKey’s website at www.wisekey.com. An archived version of the call will also be made available.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000, except earnings per share	2024	2023	2022

Net sales	11,875	30,918	23,814
Cost of sales	(7,104)	(15,754)	(13,588)
Depreciation of production assets	(478)	(420)	(132)
Gross profit	4,293	14,744	10,094

Other operating income	184	167	2,073
Research & development expenses	(7,026)	(4,398)	(3,862)
Selling & marketing expenses	(8,550)	(6,523)	(7,275)
General & administrative expenses	(16,324)	(17,290)	(11,466)
Total operating expenses	(31,716)	(28,044)	(20,530)
Operating loss	(27,423)	(13,300)	(10,436)

Non-operating income	1,629	2,374	3,937
Debt conversion expense	(32)	(562)	(827)
Interest and amortization of debt discount	(1,013)	(624)	(168)
Non-operating expenses	(2,018)	(3,107)	(5,551)
Loss before income tax expense	(28,857)	(15,219)	(13,045)

Income tax income / (expense)	(3,086)	(230)	3,238
Loss from continuing operations, net	(31,943)	(15,449)	(9,807)

Discontinued operations:
Net sales from discontinued operations	—	—	1,805
Cost of sales from discontinued operations	—	—	(978)
Total operating and non-operating expenses from discontinued operations	—	—	(5,274)
Income tax recovery from discontinued operations	—	—	25
Loss on disposal of a business, net of tax on disposal	—	—	(15,026)
Income / (loss) on discontinued operations	—	—	(19,448)

Net loss	(31,943)	(15,449)	(29,255)

Net loss attributable to noncontrolling interests	(18,497)	(89)	(1,780)
Net loss attributable to WISeKey International Holding Ltd	(13,446)	(15,360)	(27,475)

Earnings per Class A Share (USD)
Earnings per Class A Share from continuing operations
Basic	(0.92)	(0.50)	(0.44)
Diluted	(0.92)	(0.50)	(0.44)
Earnings per Class A Share from discontinued operations
Basic	—	—	(0.87)
Diluted	—	—	(0.87)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.39)	(0.51)	(1.22)
Diluted	(0.39)	(0.51)	(1.22)

Earnings per Class B Share (USD)
Earnings per Class B Share from continuing operations
Basic	(9.17)	(5.01)	(4.36)
Diluted	(9.17)	(5.01)	(4.36)
Earnings per Class B Share from discontinued operations
Basic	—	—	(8.65)
Diluted	—	—	(8.65)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(3.86)	(5.06)	(12.22)
Diluted	(3.86)	(5.06)	(12.22)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	287	(842)	(1,434)
Reclassifications out of the OCI arising during period	—	—	1,156
Defined benefit pension plans:
Net gain (loss) arising during period	(1,206)	(1,151)	2,934
Other comprehensive income / (loss)	(919)	(1,993)	2,656
Comprehensive income / (loss)	(32,862)	(17,442)	(26,599)

Other comprehensive income / (loss) attributable to noncontrolling interests	(28)	(99)	(964)
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	(891)	(1,894)	3,620

Comprehensive income / (loss) attributable to noncontrolling interests	(18,525)	(188)	(2,744)
Comprehensive income / (loss) attributable to WISeKey International Holding Ltd	(14,337)	(17,254)	(23,855)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000	2024	2023

ASSETS
Current assets
Cash and cash equivalents	90,600	15,311
Accounts receivable, net of allowance for credit losses	4,285	5,471
Notes receivable, current	13	63
Inventories	1,418	5,230
Prepaid expenses	1,364	1,290
Government assistance	2,247	1,718
Other current assets	573	1,008
Total current assets	100,500	30,091

Noncurrent assets
Notes receivable, noncurrent	32	—
Deferred income tax assets	—	3,077
Deferred tax credits	250	15
Property, plant and equipment net of accumulated depreciation	3,275	3,392
Intangible assets, net of accumulated amortization	96	96
Operating lease right-of-use assets	1,502	2,052
Goodwill	8,317	8,317
Equity securities, at cost	455	486
Other noncurrent assets	261	275
Total noncurrent assets	14,188	17,710
TOTAL ASSETS	114,688	47,801

LIABILITIES
Current Liabilities
Accounts payable	13,496	12,863
Notes payable	5,900	4,085
Indebtedness to related parties, current	78	79
Convertible note payable, current	9	190
Deferred revenue, current	93	217
Current portion of obligations under operating lease liabilities	607	638
Income tax payable	2	4
Other current liabilities	1,135	832
Total current liabilities	21,320	18,908

Noncurrent liabilities
Bonds, mortgages and other long-term debt	102	1,820
Convertible note payable, noncurrent	—	1,519
Deferred revenue, noncurrent	21	24
Indebtedness to related parties, noncurrent	1,387	—
Operating lease liabilities, noncurrent	853	1,443
Employee benefit plan obligation	3,877	3,001
Other noncurrent liabilities	4	2
Total noncurrent liabilities	6,244	7,809
TOTAL LIABILITIES	27,564	26,717

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Class A	16	400
Par value – CHF 0.01 and CHF 0.25
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	359	8,170
Par value – CHF 0.10 and CHF 2.50
Authorized - 6,194,267 and 6,194,267
Issued - 3,365,560 and 3,076,150
Outstanding - 3,309,052 and 2,954,097
Share subscription in progress	1	—
Treasury stock, at cost (56,508 and 122,053 shares held)	(502)	(691)
Additional paid-in capital	316,431	289,448
Accumulated other comprehensive income / (loss)	3,150	4,041
Accumulated deficit	(294,407)	(280,961)
Total shareholders' equity attributable to WISeKey shareholders	25,048	20,407
Noncontrolling interests in consolidated subsidiaries	62,076	677
Total shareholders' equity	87,124	21,084
TOTAL LIABILITIES AND EQUITY	114,688	47,801

The notes are an integral part of our consolidated financial statements.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the 2024 annual report, identified a material weakness in our internal control over financial reporting relating to an ineffective review control that was identified by the auditor.  As a result, an adjustment was made to the additional paid-in capital and noncontrolling interest in the equity accounts by the Company prior to the issuance of the financial statements ended December 31, 2024, which did not impact upon the total equity. See Note 3 to the consolidated financial statements.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include WISeKey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the post-quantum cryptography market; the adoption by developers and customers of quantum computing; the successful launch our post-quantum chips; our ability to sell post-quantum cryptography products to consumers; our ability to develop NIST-approved algorithms for our post-quantum semiconductor technologies; our ability to expand our chip personalization services; our ability to derive consolidated revenue from our planned investments; growth in our cybersecurity certificate and managed PKI services and acquisitions; our ability to expand our Semiconductor personalization and design facilities and semiconductor production; our ability to grow our U.S., Middle East and Asia-Pacific market presence; our ability to expand our Trust services; our development and tokenization of WISe.ART; our expansion of the WISeSat.Space project and the deployment of our next generation satellites; our proposed expansion into EMEA, North America and Asia; the deployment and commercialization of SEALCOIN and TIoT; the ongoing development and adopted of WISeID; and the risks discussed in WISeKey’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeKey with the SEC.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com